GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 SEP 26 AM 7:21

03032267

12 September 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Exemption File 82-5204

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Dear Sirs,

GKN plc - Completion of formation of two new joint ventures in Thailand

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

David Pavey
Assistant Company Secretary

Enc.

dlw 9/29

12 September 2003

GKN plc

GKN strengthens Asia Pacific presence

GKN plc of the UK and Toyoda Machine Works Limited (TMW) of Japan have now completed the formation of two new joint ventures in Thailand.

The joint ventures will manufacture and supply driveshafts for a new vehicle for Toyota in Thailand which is due to commence production in August 2004.

The formation of these joint ventures is part of GKN's continued strategy of developing its manufacturing capability in low cost countries and strengthening its close relationship with Toyota and TMW.

In a statement in July both companies announced details of the joint venture arrangements and that discussions were in the final stages.

For further information:
GKN Corporate Communications
+ 44 (0)20 7463 2354

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 SEP 26 AM 7:21

2 September 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Exemption File 82-5204

Dear Sir,

GKN plc - Completion of sale of stake in Alvis plc

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

Announcement by GKN plc

GKN has today completed the sale of its stake in Alvis plc for £73 million following clearance from the German Cartel Office.

Grey Denham
Secretary
2 September 2003